Contact

www.linkedin.com/in/jacob-kemple-5b5b9347 (LinkedIn)
wefunder.com/full.frame.beer/ (Company)

Jacob Kemple

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Summary

Jacob started his journey in the beer industry by working for local beer bars and managing front of house staff at local breweries. During this time his love for craft beer grew leading him to become the assistant brewer of Alpine Dog Brewing in 2016. Since then he has worked for several breweries including teaching classes at Co-Brew on brewing ingredients and heading the pilot batch program for Tivoli's airport location. For the last 5 years he has worked as the lead brewer for renowned Our Mutual Friend brewing company where he has brewed several award winning beers including 5 GABF awards.

Experience

Full frame beer
Chief Executive Officer
November 2024 - Present (1 month)
Denver, Colorado, United States

owner/operator

Our Mutual Friend
Lead Brewer
July 2019 - Present (5 years 5 months)
Denver, Colorado, United States